August 6, 2010

Warren B. Kanders, Principal Executive Officer
Clarus Corporation
One Landmark Square
Stamford, CO 06901

      Re: **Clarus Corporation**
             Forms 10-K and 10-K, Amendment 1 for Fiscal Year Ended
             December 31, 2009 and Filed March 15 and April 23, 2010
             respectively
             File No. 0-24277

Dear Mr. Kanders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Cover Page

1. We note that you have checked the box on the cover page indicating that you are not a shell company. Please revise the cover page to indicate that you are a shell company or provide a detailed analysis of why you believe you are not a "shell" company. In particular, we note the length of time since you completed the sale

of the operating assets and that you have not had operations since then. We also note the last risk factor on page 5 regarding shell companies. This comment also applies to the Form 10-Q filed May 10, 2010.

Form 10-K, Amendment 1, for the Year Ended December 31, 2009

Item 10. Directors and Executive Officers of the Registrant

2. Please provide the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the company's business and structure.

Item 11. Executive Compensation

3. Please provide the disclosure required by Item 407(e)(4) of Regulation S-K.

4. Please provide the disclosure required by Item 402(b)(1)(v) of Regulation S-K for your performance-based annual award. To the extent that you have targets please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

5. We note that Mr. Kanders has agreed to defer a portion of his compensation. Deferred salary compensation should be included in the summary compensation table. See Instruction 4 to Item 402(c) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions

6. Please provide the disclosure required by Item 404(b) of Regulation S-K.

Form 8-K filed June 4, 2010

Unaudited Pro Forma Condensed Combined Financial Information, page 1

Unaudited Pro Forma Condensed Combined Statement of Operations, page 4

7. We note on page 6 of your pro forma balance sheet that the outstanding shares of Clarus was 17,366,747 in 2010 and that you had 75,000 shares in treasury stock.

Please tell us how you determined the weighted average shares outstanding to be 16,867,000.

Note 9 Income Taxes, page 18

8. Please explain to us how you arrived at the pro forma adjustments for BDE and GMP to income tax provision (benefit) for each of the year ended December 31, 2009 and the three months ended March 31, 2010.

Reconciliation from Operating Income to EBITDA and Adjusted EBITDA, page 43

9. We note you reconcile EBITDA to operating (loss) income. We believe that EBITDA, when used as a performance measure, should be reconciled to net income as presented in the statement of operations. To the extent you disclose EBITDA and Adjusted EBITDA in future filings, please confirm that you will reconcile these measures to net income.

Cash Earnings Per Share and Adjusted Cash Earnings Per Share, page 44

10. We note that cash earnings per share represents net income adjusted for cash taxes among other non-cash items. Non-GAAP liquidity measures should not be presented on a per share basis consistent with Accounting Series Release No. 142. Please explain to us why the measure of cash earnings per share does not represent a non-GAAP liquidity measure by virtue of the adjustment for cash taxes paid, or confirm to us that you will not disclose cash earnings per share in future filings.

11. We note that you believe that cash earnings per share more accurately reflects the benefit of your net operating loss carryforward's ability to offset the majority of your federal income taxes. Please explain to us, with a view toward disclosure in future filings, the basis for this belief.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Robert Lawrence
     Via facsimile to (212) 519-5103